August 21, 2015

VIA EDGAR

Mr. Hugh West Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Comment Letter Dated July 27, 2015
Affiliated Managers Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 23, 2015
File No. 001-13459

Dear Mr. West:

Affiliated Managers Group, Inc. (the “Company”) respectfully submits this letter in response to comments contained in your letter dated July 27, 2015 relating to the Company’s Annual Report on Form 10-K filed on February 23, 2015 with the Securities and Exchange Commission (the “Commission”). We have, for convenience, reproduced the staff’s comments, followed by our responses.

Form 10-K for the Fiscal Year ended December 31, 2014

Item 1. Business, page 1

Structure and Relationships with Affiliates, page 3

1. Comment: We note from your website that you disclose flow charts that reflect your structure and relationships with Affiliates, including how future growth at Affiliates can impact future run rates and allocations to you based on the structure of your revenue sharing agreements. We think this information would be helpful for investors to understand. Please revise your disclosure to include this information in your discussion and present the related flow charts. Provide us with a draft of your proposed disclosure.

Response:

We will revise future Form 10-K filings to include a discussion and flow chart representation of how future growth at Affiliates can impact future run rates and allocations to the controlling interest based on the structure of our revenue sharing agreements. An example of our future disclosure is presented below (the underlined text and the graphic are additions to our most recent Form 10-K disclosure).

Mr. Hugh West
August 21, 2015

Item 1. Business

Our Structure and Relationship with Affiliates

We establish and maintain long-term partnerships with our Affiliates, believing that Affiliate equity ownership (along with our ownership) aligns our interests and provides a powerful incentive for the principal owners of our Affiliates to continue to grow their businesses. Our partnership approach allows for the principal owners of our Affiliates to retain equity sufficient to address their particular needs and to maintain operational autonomy in managing their businesses, thereby preserving their entrepreneurial culture and independence. Although the equity structure of each investment is tailored to meet the needs of a particular Affiliate, in all cases, we maintain a meaningful equity interest in the firm, with the remaining equity interests retained by Affiliate management.

The contractual structures of our investments vary from Affiliate to Affiliate, reflecting our tailored partnership approach.  Where we own a majority of the equity interests of a firm, we typically use structures referred to as revenue sharing arrangements where a set percentage of revenue is allocable to fund operating expenses, including compensation (the “Operating Allocation”), while the remaining revenue (the “Owners’ Allocation”) is allocable to us and Affiliate management (see Exhibit 1). Following our initial investment, we and Affiliate management share in any increase or decrease in revenue in proportion to our respective ownership interests through the Owners’ Allocation and Affiliate management (not AMG) also participates in any increases or decreases in margin through the Operating Allocation.

Exhibit 1 (Initial Investment)

Example Assumptions

- Operating Allocation = 50%
- Owners' Allocation = 50%
- Ownership:
  - AMG = 60%
  - Affiliate Management = 40%

LP
Revenue = $100mm
Revenue Sharing Agreement
50%
50%
Operating Allocation
$50
Owners' Allocation
$50
$40
Salary & Bonuses; Other Operating Expenses
$10
Affiliate Management Equity Holders
40%
$20
60%
$30
AMG

Revenue	$100
Expense	40
Profit	$ 60
Margin	60%

In other revenue sharing arrangements, we own a minority interest and are allocated a set percentage of the Affiliate’s revenue, with the remaining revenue available to the Affiliate to pay operating expenses and profit distributions to the other owners. Under our revenue sharing arrangements, our contractual share of revenue generally has priority over allocations to Affiliate management. Certain of our Affiliates operate under profit-based arrangements through which we receive a distribution of net profits, rather than a percentage of revenue through a typical revenue sharing agreement. As a result, we participate in increases or decreases in the margin of such firms. From time to time, we may consider changes to the structure of our relationship with an Affiliate in order to better support the Affiliate’s growth strategy.

Mr. Hugh West
August 21, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Assets under Management, page 20

2. Comment: We note that your rollforward of AUM (by distribution channel) presented on page 21 includes AUM from your consolidated affiliates as well as AUM from your equity method affiliates. In an effort to provide more clarity and linkage to your discussion of the changes in revenue and changes in your revenue by distribution channel within your results of operations (pages 22-24), please revise your future filings to disaggregate your AUM from consolidated affiliates from your equity method affiliates. Also, disaggregate the impact of your foreign exchange from your investment performance. Provide us with your draft disclosure.

Response:

In future filings, we will disclose the impact of foreign exchange translation as a separate line item in our Assets under Management rollforward. A draft of our disclosure is presented below (please note this disclosure is presented for the year ended December 31, 2014 and will be presented for all required periods in our future filings).

Assets under Management

The following table presents changes in our reported Assets under Management by distribution channel:
Statement of Changes

(in billions)	Institutional	Mutual Fund	High Net Worth	Total
December 31, 2013	$300.6	$169.4	$67.3	$537.3
Client cash inflows	52.1	42.9	10.7	105.7
Client cash outflows	(31.9)	(43.1)	(9.3)	(84.3)
Net Client cash flows	20.2	(0.2)	1.4	21.4
New investments	25.2	14.4	4.1	43.7
Market changes	10.7	7.4	4.5	22.6
Foreign exchange(1)	(4.0)	(2.6)	(1.0)	(7.6)
Other	2.9	—	(0.1)	2.8
December 31, 2014	$355.6	$188.4	$76.2	$620.2
____________________________

(1)	Foreign exchange reflects the impact of translating non-U.S. dollar denominated AUM into U.S. dollars for reporting purposes.

A rollforward of Assets under Management does not take into account the timing of changes in Assets under Management and, therefore, we do not believe it serves as the best metric for describing changes in our Revenue or changes in our Revenue by distribution channel from period to period. We use Average Assets under Management as we believe it is a better metric for providing a meaningful discussion of changes in Revenue and Revenue by distribution channel.

Mr. Hugh West
August 21, 2015

We disaggregate our Average Assets under Management for consolidated Affiliates in total and by distribution channel and also present Revenue by distribution channel directly beneath it in a table immediately preceding our discussion of Revenue (see Exhibit 2 below, which also appears on page 22 of our 2014 Form 10-K).

We believe that our current presentation provides clarity and linkage to our discussion of the changes in Revenue and changes in Revenue by distribution channel within our Results of Operations as Average Assets under Management not only takes into account the billing cycle of each account or product in a distribution channel, but also takes into account the timing of client cash flows, market changes and new investment activity during the period. These are the most significant factors impacting changes in Revenue from period to period and, accordingly, are the factors we discuss in our Results of Operations discussion on pages 23 - 24 of our 2014 Form 10-K.

Exhibit 2
	For the Years Ended December 31,
(in millions, except as noted)	2012	2013	% Change	2014	% Change
Average Assets under Management (in billions)
Including equity method Affiliates
Institutional	$230.9	$277.1	20%	$334.0	21%
Mutual Fund	103.4	145.7	41%	178.5	23%
High Net Worth	46.9	61.0	30%	73.4	20%
Total	$381.2	$483.8	27%	$585.9	21%
Consolidated Affiliates
Institutional	$154.0	$169.4	10%	$188.6	11%
Mutual Fund	85.1	116.3	37%	141.7	22%
High Net Worth	37.1	49.1	32%	57.5	17%
Total	$276.2	$334.8	21%	$387.8	16%
Revenue(1)
Institutional	$861.3	$948.7	10%	$1,022.8	8%
Mutual Fund	774.4	1,023.0	32%	1,242.6	21%
High Net Worth	169.8	217.1	28%	245.5	13%
Total	$1,805.5	$2,188.8	21%	$2,510.9	15%
Net income (controlling interest)(2)
Institutional	$126.0	$219.9	75%	$227.0	3%
Mutual Fund(3)	27.3	103.4	279%	180.1	74%
High Net Worth	20.7	37.2	80%	45.0	21%
Total	$174.0	$360.5	107%	$452.1	25%
EBITDA (controlling interest)(4)
Institutional	$323.5	$493.3	52%	$482.8	(2)%
Mutual Fund	169.5	246.1	45%	324.9	32%
High Net Worth	50.4	80.5	60%	93.1	16%
Total	$543.4	$819.9	51%	$900.8	10%
____________________________

(1)	In 2012, 2013 and 2014, revenue attributable to clients domiciled outside the U.S. was approximately 41%, 38% and 37% of total revenue, respectively.

(2)
In 2012 and 2013, we adjusted our estimate of contingent payment obligations. In 2012, we recognized a gain of $35.8 million ($22.0 million net of tax) and allocated $19.9 million, $15.6 million and $0.3 million to our Institutional,

Mr. Hugh West
August 21, 2015

Mutual Fund and High Net Worth channels, respectively. In 2013, we recognized a loss totaling $10.3 million and allocated $9.6 million and $0.7 million to our Mutual Fund and High Net Worth channels, respectively.

(3)	During 2012, we reduced the carrying value of an indefinite-lived intangible asset at one of our Affiliates and, accordingly, recorded expenses of $102.2 million ($63.4 million net of tax).

(4)	EBITDA (controlling interest), including a reconciliation to Net income (controlling interest), is a non-GAAP performance measure and is discussed in “Supplemental Performance Measure.”

Results of Operations, page 22

Revenue, page 23

3. Comment: We note within your discussion here and within your changes in revenue by distribution channel that you attribute year-over-year changes to changes in the composition of your AUM within the distribution channel, including changes in products. In an effort to provide more meaningful and transparent disclosure, please revise your future filings to include your AUM by asset class (e.g., equity, alternative, fixed income, etc.) for each distribution channel and discuss how the average fee rates differ within each class. Provide us with your draft disclosure.

Response:

Unlike most asset managers, our consolidated Affiliates predominantly manage active risk-oriented products and not core fixed income products, index or passive investment products or money market products, all of which generally carry much lower fee rates than active risk-oriented products. Meaningful changes in our Revenue are primarily driven by changes in the composition of our Assets under Management across our distribution channels (Institutional, Mutual Fund and High Net Worth) which realize different fee rates, from performance fees and from investments in new Affiliates which can change the composition of our Assets under Management across our distribution channels or within a distribution channel (as described in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 23 - 24 of our 2014 Form 10-K). As a result, we continue to believe that a comprehensive discussion regarding changes in the composition of our Assets under Management across distribution channels and within distribution channels provides the most meaningful and transparent disclosure, and that a presentation focused on differences in our Assets under Management by asset class does not provide additional meaningful information relevant to understanding the material factors and trends contributing to changes in our Revenue.

Item 8. Financial Statements and Supplementary Data, page 34

Consolidated Statement of Changes in Equity, page 39

4. Comment: Please revise your future filings to disaggregate Affiliate equity activity at a level that better informs investors of the nature of each transaction with Affiliates such that the amounts could be reconciled with your disclosures in the respective financial statement footnotes. Provide us with your draft disclosure.

Response:

In future filings, we will disaggregate the Affiliate equity-related activity in the Consolidated Statement of Changes in Equity to a level that better informs investors of the nature of each transaction and ensure that the amounts reconcile to our Affiliate equity disclosures in the financial statement footnotes. A draft of our proposed Consolidated Statement of Changes in Equity is presented below (please note this disclosure

Mr. Hugh West
August 21, 2015

is presented for the year ended December 31, 2014 and will be presented for all required periods in our future filings).

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions)

		Total Stockholders’ Equity
	Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock at Cost	Non- controlling Interests	Total Equity
December 31, 2013	53.9	$0.5	$479.9	$74.0	$1,711.2	$(131.4)	$1,010.4	$3,144.6
Net income	—	—	—	—	452.1	—	333.5	785.6
Other comprehensive income (loss)	—	—	—	(42.2)	—	—	(16.1)	(58.3)
Share-based compensation	—	—	29.3	—	—	—	—	29.3
Common stock issued under share-based incentive plans	—	—	(134.4)	—	—	129.1	—	(5.3)
Tax benefit from share-based incentive plans	—	—	60.2	—	—	—	—	60.2
Settlement of convertible securities	1.9	0.1	276.4	—	—	—	—	276.5
Shares repurchases	—	—	—	—	—	(238.6)	—	(238.6)
Forward equity	—	—	(45.0)	—	—	—	—	(45.0)
Investments in Affiliates	—	—	—	—	—	—	235.0	235.0
Affiliate equity activity:
Affiliate equity expense	—	—	29.2	—	—	—	37.0	66.2
Issuances	—	—	—	—	—	—	10.8	10.8
Repurchases	—	—	19.6	—	—	—	(19.6)	—
Changes in Redemption value of Redeemable non-controlling interests	—	—	(43.0)	—	—	—	—	(43.0)
Transfers to Redeemable non-controlling interests	—	—	—	—	—	—	(22.7)	(22.7)
Capital Contributions by Affiliate partners	—	—	—	—	—	—	17.3	17.3
Distributions to non-controlling interests	—	—	—	—	—	—	(569.4)	(569.4)
December 31, 2014	55.8	$0.6	$672.2	$31.8	$2,163.3	$(240.9)	$1,016.2	$3,643.2

Notes to Consolidated Financial Statements, page 41

Note 17. Related Party Transactions, page 57

5. Comment: We note that you periodically issue Affiliate equity interests to and repurchase Affiliate equity interests from your Affiliate partners and that you paid $32.6 million and received $11.0 million for the year ended December 31, 2014. Please tell us and revise your future filings to clarify how such amounts reconcile to the activity presented in the Change from Net Income (Controlling Interest) and Net Transfers with Non-Controlling Interests of $418.8 on page 61.

Mr. Hugh West
August 21, 2015

Response:

As further described below, the amounts in our Related Party Transactions footnote are prepared on a different basis from and are not directly comparable to the amounts in our Affiliate Equity footnote for two reasons.

i)
The amounts received upon issuance and paid to acquire Affiliate equity interests represent the cash received or cash paid for the Affiliate equity interest, whereas the Increase (decrease) in controlling interest paid-in capital from the sale or repurchase of Affiliate equity represents the economic gain or loss related to the transactions (with such gain or loss being recognized within Additional paid-in capital).

ii)
The total repurchase value within our Related Party Transactions footnote is comprised of transactions that settled during the fiscal year (i.e., on a cash basis), while the Increase (decrease) in controlling interest paid-in capital from the sale of Affiliate equity is comprised of transactions for which we have either delivered or received call or put notices, but which may not have settled during the fiscal year (i.e., on an accrual basis).

While we do not believe that providing a reconciliation in our future Related Party Transactions footnote disclosures is useful without all the information described in our Affiliate Equity footnote, we acknowledge the lack of comparability and agree to provide more clarity. As a result, we will revise our future Affiliate Equity footnote disclosures to incorporate the cash received upon issuance and cash paid to acquire Affiliate equity interests and describe how our Affiliate equity-related transactions reconcile to the cash received or paid. We will remove the cash received or paid from our Related Party Transactions footnotes to avoid confusion, but we will cross reference readers to the Affiliate Equity footnote which will be revised to include such information. This will avoid duplication of information in the Related Party Transactions footnote which we believe would be difficult to understand fully without the details provided in the Affiliate Equity footnote.

Note 20. Affiliate Equity, page 60

6. Comment: We note that you recognized “Transactions in Redeemable Non-Controlling Interest” of ($61.7) million in 2014. In an effort to provide more granular disclosure to investors, please revise your rollforward in future filings to disaggregate these transactions. Provide us with your draft disclosure.

Response:

In future filings, we will provide disaggregated information regarding changes in Redeemable non-controlling interest. A draft of our disaggregated changes in Redeemable non-controlling interests for the year ended December 31, 2014 has been presented below (please note that the numbers reconcile to the proposed Consolidated Statement of Changes in Equity described in our response to Comment 4 above).

The following table presents the changes in Redeemable non-controlling interests during the period:

Mr. Hugh West
August 21, 2015

2014
Balance, as of January 1	$641.9
Repurchases of redeemable Affiliate equity	(61.7)
Transfers from Non-controlling interests	22.7
Changes in redemption value	43.0
Decrease attributable to consolidated products	(0.4)
Balance, as of December 31	$645.5

7. Comment: Please explain to us how the sale of Affiliate equity as reflected in the Change in Net Income (Controlling Interest) and Net Transfers with Non-Controlling Interest resulted in a decrease in Controlling Interest Paid-in Capital of $33.3 million and how this amount reconciles to Affiliate equity activity presented in the Consolidated Statements of Changes in Equity on page 39.

Response:

The activity presented within Increase (decrease) in controlling interest Additional paid-in capital from the sale of Affiliate equity includes both issuances and repurchases of Affiliate equity. In 2014, the increase in paid-in capital resulting from the issuance of Affiliate equity was more than offset by the decrease in paid-in capital related to the repurchase of Affiliate equity.

In future filings, we will disaggregate the increases and decreases in Additional paid-in capital related to the issuance and repurchase of Affiliate equity which will more clearly identify the impact of these transactions. A draft of this disclosure for the year ended December 31, 2014 has been presented below.

2014
Net income (controlling interest)	$452.1
Increase in controlling interest paid-in capital related to Affiliate equity issuances	2.5
Decrease in controlling interest paid-in capital related to Affiliate equity repurchases	(35.8)
Net income attributable to controlling interest and transfers (to) or from Non-controlling interest	$418.8

We note however that the activity reflected in this footnote will not directly agree with the newly disaggregated Affiliate equity activity presented in response to Comment 4 because we have elected to disclose this information based on the impact of actual issuances or repurchases of non-controlling interests (required by ASC 810-10-50-1A(d)). We elected this presentation because we believe the disclosure requirements were intended to identify the impact that actual ownership changes had on Additional paid-in capital during the year.

8. Comment: We note that Affiliate equity interests provide holders with a ratable portion of ownership in Affiliates and that you periodically issue Affiliate equity interests to and repurchase Affiliate equity interests from your Affiliate partners and officers of AMG, with vesting, rights to cash flows and repurchase rights established at the time of grant or sale. In an effort to provide enhanced transparency of the terms of Affiliate equity interests that you periodically issue, please address the following:

•
Tell us and revise your future filings to discuss if such interests and terms are different from the Affiliate equity interests issued in connection with investments in new Affiliates business combinations, clarify whether they include the typical revenue sharing and other profits sharing arrangements that you use when you initially acquire interests in Affiliates, clarify if these equity interests always provide you with

Mr. Hugh West
August 21, 2015

a conditional right to call and holders with a conditional right to put the equity interests at certain intervals and when such rights typically become exercisable.

Response:

An Affiliate equity interest issued at a consolidated revenue-share Affiliate (either in connection with a new Affiliate investment or issued subsequently) will participate in earnings based on its pro rata share of the Affiliate’s Owners’ Allocation (as further described in our response to Comment 1). An Affiliate equity interest issued at a consolidated profit-based Affiliate (either in connection with a new Affiliate investment or issued subsequently) will participate in earnings based on its pro rata share of the Affiliate’s net profits.

For subsequent issuances of Affiliate equity at our consolidated Affiliates (i.e., revenue-share or profit-based), we have conditional rights to call (on an annual basis following an Affiliate equity-holder’s departure) and Affiliate equity-holders have a conditional right to put Affiliate equity interests at certain intervals. Put rights become exercisable between five and fifteen years from the date the equity interest is received or on an annual basis following an Affiliate equity-holder’s departure.

Proposed Disclosure:

Affiliate equity interests provide holders with a ratable portion of ownership in one of the Company’s Affiliates. Affiliate equity interests are allocated income in a manner that is consistent with the revenue or profit sharing arrangements in place at the respective Affiliate, with holders participating in the Affiliate’s earnings based on their pro rata share of Owners’ Allocation, in the case of a revenue-based Affiliate, or their pro rata share of net profits in the case of a profit-based Affiliate.

The Company's Affiliate equity interests provide the Company a conditional right to call (on an annual basis following an Affiliate equity-holder’s departure) and holders have a conditional right to put their interests at certain intervals (between five and fifteen years from the date the equity interest is received or on an annual basis following an Affiliate equity-holder’s departure). Holders are also permitted to sell their equity interests to other individuals or entities in certain cases, subject to the Company's approval or other restrictions.

•	Clarify how Affiliate equity interests are recognized upon vesting.

Response:

When Affiliate equity interests are sold for an amount that is less than the current fair value or if they are granted for no consideration, we may utilize vesting conditions, and in those situations, we will recognize Affiliate equity expense equal to the difference between the interest’s fair value and the consideration received over the requisite service period, if any (i.e., if no service is required then we recognize the Affiliate equity expense when issued).

***********

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the

Mr. Hugh West
August 21, 2015

Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (617) 747-3303.

Sincerely,

/s/ Jay C. Horgen

Jay C. Horgen
Chief Financial Officer and Treasurer